UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

GH Research PLC announces the presentation of data from its GH001-TRD-201 clinical trial at the 38th European College of Neuropsychopharmacology (ECNP) annual meeting, which is scheduled to take place from October 11-14, 2025, in Amsterdam, the Netherlands.

A copy of the poster to be presented by Dr. Fabian Devlin during Poster Session 3 on October 13, 2025, is attached hereto as Exhibit 99.1.

A copy of the poster to be presented by Prof. Bernhard T. Baune during Poster Session 4 on October 14, 2025, is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

99.1
Poster to be presented by Dr. Fabian Devlin with Title: Psychoactive Effects of GH001 in Patients With Treatment-Resistant Depression: Results From a Phase 2b, Double-Blind, Randomised Controlled Trial

99.2
Poster to be presented by Prof. Bernhard T. Baune with Title: Safety and Tolerability Results From a Phase 2b, Double-Blind Trial With an Open-Label Extension of GH001 in Treatment-Resistant Depression

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: October 10, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance